SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                                ImaginOn, Inc..
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                         (Title of Class of Securities)


                                  45246K 10 4
                                 (CUSIP Number)


  Leonard W. Kain, 1390 Broadway, #B213, Placerville, CA 95667, (530) 672-5398
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 20, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. 9 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  45246K 10 4               13D                   Page 2  of 5  Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Leonard W. Kain
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO - stock of company merged into issuer
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,710,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                     -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          2,710,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,710,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% based on 37,073,021 shares outstanding according to Issuer's Form 8-k filed on 2/3/99

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1. Class of Equity Securities and Name and Address of Principal Executive Officer of the Issuer

     (a) The securities that are the subject of this report consist of the issuer's Common Stock, $0.01 par value.

     (b) The chief executive officer of the issuer is David M. Schwartz, ImaginOn, Inc., 1313 Laurel St., Suite 1, San Carlos, California 94070

Item 2. Identity and Background

     A.   The person filing this report is Leonard W. Kain

     B. The business address of the person filing this report is 1390 Broadway, #B213, Placerville, CA 95667

     C. The person filing this report is an engineer and is not currently employed by any corporation or other organization.

     D. The person filing this report has no convictions within the last five years.

     E. The person filing this report is not subject to any judgment, decree, or final order relating to the securities laws.

     F. The person filing this report is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The securities of the issuer were acquired in the course of a merger between a company in which the reporting person owned stock and a wholly owned subsidiary of the issuer.

Item 4. Purpose of Transaction

     The purpose of the acquisition was to implement a merger, which became effective on January 20, 1999, and which was reported by the issuer on a report Form 8K filed February 3, 1999, between a wholly owned subsidiary of the issuer and a company in which the reporting person owned stock.

Item 5. Interest in Securities of the Issuer

     (a) As of the January 20, 1999, the person filing this report was the beneficial owner of 2,710,000 shares of Common Stock of the issuer, which represented 7.3% of the issuer's outstanding Common Stock, based on 37,073,021 shares outstanding according to the issuer's report on Form 8K filed on February 3, 1999.

     (b) As of January 20, 1999, the person filing this report had sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of 2,710,000 shares of the issuer's common stock.

     (c) As of January 20, 1999, the person filing this report had no transactions in the issuer's stock within the previous 60 days.

     (d) No person other than the person filing this report is known to have the right to receive or to direct the receipt of dividends from or proceeds from the sale of the Common Stock that is the subject of this report.

     (e) The person filing this report continues to be the beneficial owner of more than five percent of the class of securities that is the subject of this report.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Subscription Agreement and Investment Letter dated February 8, 1999, a copy of which is included as an exhibit and which is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

     Subscription Agreement and Investment Letter dated February 8, 1999

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 2000                     ------------------------------------
                                            Leonard W. Kain


                                            Leonard W. Kain, Individual
                                            ------------------------------------
                                            Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                     EXHIBIT

                                                                Leonard W. Kain
                                                                ----------------
                                                                Name of Investor


                                 IMAGINON, INC.
                       (f/k/a California Pro Sports, Inc.)
                            (a Delaware corporation)

                  SUBSCRIPTION AGREEMENT AND INVESTMENT LETTER
                  (This document contains a power of attorney)

     THE SECURITIES BEING OFFERED BY IMAGINON, INC. (F/K/A CALIFORNIA PRO SPORTS, INC.), A DELAWARE CORPORATION, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE BLUE SKY OR SECURITIES LAWS AND ARE OFFERED UNDER AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH LAWS.

     THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER CONTAINED IN THIS STOCK SUBSCRIPTION AGREEMENT AND APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

     This Subscription Agreement and Investment Letter (this "Subscription Agreement") is entered for the purpose of ImaginOn. Inc.'s (formerly known as California Pro Sports, Inc. and hereinafter referred to as the "Company") proposed issuance of common stock to the undersigned (the "Investor") in connection with the merger of ImaginOn Acquisition Corp., a wholly-owned subsidiary of the Company, with and into ImaginOn.com (formerly known as ImaginOn, Inc. and hereinafter referred to as "ImaginOn CA") a California Corporation (the "Merger").

     The terms the Merger allow for each share of ImaginOn CA's issued and outstanding common stock to be converted into, and represent the right to receive, 2.71 shares of the Company's common stock (the "Securities"), on the terms and conditions stated herein and in the documents delivered to the Investor pursuant hereto. This Subscription Agreement also grants representatives of the Company a power of attorney by which the Company can commit any Securities purchased hereunder to certain escrow provisions and/or other limitations on resale. It is understood that this Subscription Agreement is not binding until the Company accepts it in writing and then only in accordance with the terms of this Subscription Agreement.

     In connection with the proposed sale and issuance of the Shares, Investor represents as follows:

     1. The Securities are being acquired by the Investor for his, her or its own account and not on behalf of any other person or entity.

     2. The Securities are being acquired for investment purposes and not for resale or distribution.

     3. The Investor has been afforded the opportunity to discuss the business of the Company with its management. As a result, the Investor is cognizant of the financial condition, capitalization and operations of the Company.

     4. The Company has given the Investor the opportunity to ask questions of and to receive answers from persons acting on the Company's behalf concerning its business and financial condition which the Company possesses or can acquire without unreasonable effort or expense. In addition, the Investor has conducted such other financial or other inquiry into the Company as the Investor deems necessary or appropriate in the conduct of the Investor's due diligence investigation and has not relied on due diligence of any other party, including the Company, in connection herewith.

     5. The Investor's present financial condition is such that it is unlikely that it would be necessary for the Investor to dispose of the Securities in the foreseeable future.

     6. The Investor understands that the Securities being acquired hereby are and will continue to be restricted securities within the meaning of Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act") and applicable state statutes, and consents to the placement of an appropriate restrictive legend or legends on any certificates evidencing the Securities and any certificates issued in replacement or exchange therefor and acknowledge that the Company will cause its stock transfer records to note such restrictions.

     7. The Investor understands and agrees that:

          (a) the Securities have not been registered under the Act or any state or foreign securities laws;

          (b) the Securities cannot be sold unless they are registered under the Act and any applicable state securities laws or unless an exemption from such registration requirements is available;

          (c) the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time because they have not been registered under the Act or any state securities laws;

          (d) the Company is the only person which may register the Securities under the Act and state securities statutes and the company has not made any representations to the Investor regarding the registration of the Securities or compliance with Regulation A or some other exemption under the Act;

          (e) the Investor will not sell or attempt to sell the Securities without registration under the Act and any applicable state securities laws, unless exemptions from such registration requirements are available and the Investor has satisfied the Company that an exemption is available for such sale; and

          (f) the Company shall have the right to issue stop transfer instructions to its transfer agent to bar the transfer of any of the certificates representing the Securities except in accordance with the Act.

     8. The Investor agrees to disclose to any proposed buyer or transferee of the Securities the restrictions relating to the sale or transfer of the Securities being purchased.

     9. The Investor recognizes that the Company may wish to acquire additional funds from investors and such additional funds may be raised through private or public offerings of its securities, although no assurance is given that any offering will be successfully completed.

     The Investor is aware that to comply with the securities laws of certain states in which a public offering may be conducted or to enter into an underwriting agreement with an investment banker, restrictions upon shares issued prior to a public offering maybe imposed which could severely limit the ability to transfer the Securities for as long as three years from the date of the offering, and possibly longer under certain circumstances. The Investor agrees to allow the stock certificate(s) representing the Securities to be legended to reflect the aforementioned restriction(s), agrees that said stock certificate(s) may be placed in escrow to comply with such restrictions, and also understands that the underwriter or a different investment banker may later choose to impose more stringent restrictions.

     The Investor agrees to comply with any of the aforesaid restrictions to the extent required either by the securities laws or the underwriter of the public offering. It is understood that the Company will retain the original certificate representing the Securities until such time as any such restrictions are terminated or it appears reasonably certain that no such restrictions will be imposed upon the Securities. The Company will provide the Investor with a copy of the certificate representing the Securities which the Investor agrees will serve as evidence of ownership of the Securities until the original certificate is delivered to the Investor.

     The Investor hereby agrees to execute such documents, including, without limitation, escrow agreements, as may be necessary to comply with the restrictions set forth in this Paragraph 9 or, if the Investor does not execute such documents, the Investor hereby appoints David M. Schwartz and Leonard W. Kain as his, her or its lawful attorneys_in_fact to execute such documents on his her or its behalf if so required.

     10. The undersigned acknowledges and represents that he, she or it is a knowledgeable, sophisticated investor who can fend for himself, herself or itself and has adequate means to make the investment in the Securities. The Investor has reviewed the terms of this Subscription Agreement with its investment, tax, and financial advisors to the extent the Investor deems such consultation appropriate, and the Investor has also consulted with such advisors with regard to the advisability of this investment to the extent deemed appropriate.

     11. The Investor acknowledges that an investment in the Securities is one of significant risk, and there can be no assurance that the Securities will ever be valuable. The Investor acknowledges that it may lose its entire investment in the Securities. The Investor hereby represents that an investment in the Secunties is a suitable investment for him, her or it, taking into consideration the restrictions on transferability and the other considerations affecting the Securities and the Company as described herein and in the investigation that the Investor has made.

     12. Except as indicated below, the Investor is not a member of the NASD nor affiliated with an NASD member broker_dealer firm (if no affiliation, please so state):_______________________________________________________________________.

     13. The Investor is/is not (circle one) an Accredited Investor.

     Note: To answer this question affirmatively, the Investor must have checked YES in at least one of the following questions. Attachment 2 to this Subscription Agreement provides additional information on the definition of an accredited investor.

     (a) Are you a director or executive officer of the Company:

         Yes  X   No ___

     (b) Are you a natural person whose individual net worth, or joint net worth with your spouse, at the date of this Subscription Agreement exceeds $1,000,000:

         Yes ____   No ___

     (c) Are you a natural person who had an individual income of at least $200,000 or a joint income of $300,000 with your spouse during each of the past two years, and reasonably expects to reach the same income level in the current year:

         Yes ____   No ___

     (d) Are you a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the General Rules and Regulations under the Securities Act:

         Yes ____   No ___

     (e) Are you an entity in which all of the equity owners are accredited investors:

         Yes ____   No ___

     14. If you did not answer "YES" to one or more of the questions set forth in Paragraph 13, you are not an accredited investor and must answer the following questions:

     (a) Occupation: ------------------------------------------------------

     (b) Business address and telephone number: ---------------------------

     (c) Length of service with present employer: ------------------------

     Previous employment (if less than five years in current position):


     (d) Please describe your duties in the occupation described above (What is sought is a sufficient description to determine the extent of your vocation_related experience in financial and business matters):
                                                                ---------------

-------------------------------------------------------------------------------

     (e)    Are you (check one) Married       Single
                                        ----         ----

     (f) Please describe your educational background:

               School        Degree         Year
               ------        ------         ----
               ------        ------        ------
               ------        ------        ------
               ------        ------        ------
               ------        ------        ------


     (g) Frequency of prior investments (check one in each column):

                      Common               Common
                      stock in             stock in
                      start-up             operating
                      companies            companies
                      ---------            ---------

Frequently            ---------            ---------

Occasionally          ---------            ---------

Never                 ---------            ---------

     15. In connection with this issuance of common stock of the Company, will the Investor seek advice from any lawyer, accountant, investment advisor, or other person or persons?

         Yes ____   No  X


     If no, you represent that you possess such knowledge and experience in financial and business matters that you are capable of evaluating an investment of the type described above.

        If yes, please set forth the name, profession or occupation, and business address of each such prospective advisor and, if more than one, explain briefly the division of responsibilities among them:
                                                     ---------------------------

-------------------------------------------------------------------------------

     16. If you are an individual, please complete the following questions:

     (a) During the previous tax year, did you received an annual gross income in excess of $75,000:

         Yes  X   No ___

     (b) During the current tax year, do you expect to receive an annual gross income in excess of $75,000:

         Yes  X   No ___

     17. If the Investor is not an individual, please describe the type of entity it is:
             ------------------------------------------------------------------

-------------------------------------------------------------------------------

     18. You hereby authorize the Company to contact any of the following persons for a confirmation of your status as an "accredited investor" or a "sophisticated investor" (include name, address, telephone, and facsimile number):

        (I)    Banker
                      --------------------------------

                      --------------------------------;

        (ii)   Accountant
                      --------------------------------
                                                      ; or

                      --------------------------------;


        (iii)Other Reference
                      --------------------------------

     In addition, upon the Company's request, you will supply a letter from any of the above persons to confirm the information provided herein as to your net worth, income, or other documentation as your status as an "accredited investor" or a "sophisticated investor."

     19. No commissions or finders fees are payable by the Investor with respect to an investment in the Securities.

     20. This Subscription Agreement may be amended or modified oniy in writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Subscription Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.

     21. This Subscription Agreement binds and inures to the benefit of the representatives, successors and permitted assigns of the respective parties hereto.

     22. Each party hereto agrees for itself, its successors and permitted assigns to execute any and all instruments necessary for the fulfillment of the terms of this Subscription Agreement.

     23. This Subscription Agreement is made under, shall be construed in accordance with and shall be governed by the laws of the State of Delaware.

     24. The Investor acknowledges that the Company is relying on the accuracy of the representations and warranties being made by the Investor, and agrees to indemnify the Company, and to hold the Company harmless from and against any and all liability that may result to the Company (including court costs and attorneys' fees) as a result of any representation or warranty of the Investor being materially inaccurate, incomplete, or misleading.

     IN WITNESS WHEREOF, the Investor has completed this Subscription Agreement, warrants that it is an accredited investor and reaffirms the other representations and warranties to the Company contained herein, and specifically grants the Power of Attorney set forth in Paragraph 9, above.

                                                   INVESTOR

Date:  February 8 , 1999
       -----------------                           /S/
                                                   -------------------
                                                   Signature
                                                   Print Name: Leonard W. Kain

Type of ownership (check one):
                             [X]    Individual
                             [ ]    Tenants in common
                             [ ]    Joint tenants with rights of survivorship
                             [ ]    Corporate
                             [ ]    Partnership
                             [ ]    Trust
                             [ ]    Other ___________________________

                       DEFINITION OF "ACCREDITED INVESTOR"

Section 2(15) of the 1933 Act:

(15) The term "accredited investor" shall mean __

     (I) a bank as defined in section 3(a)(2) of the Act whether acting in its individual or fiduciary capacity; an insurance company as defined in section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; a Small Business Investment Company licensed by the Small Business administration; or an employee benefit plan, including an individual retirement account, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plant fiduciary, ad defined in section 3(2l) of such Act, which is either a bank, insurance company, or registered investment advisor;

 or

     (ii) any person who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under rules and regulations which the Commission shall prescribe.

Rule 215. Accredited Investor

     The term "accredited investor" as used in section 2(l5)(ii) of the Securities Act of 1933 shall include the following persons:

     (a) Any savings and loan association or other institution specified in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 154 of the Securities and Exchange Act of 1934; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5 million; any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is a savings and loan association, or if the employee benefit plan has total assets in excess of $5 million or, if a self_directed plan, with investment decisions made solely by persons that are accredited investors;

     (b) Any private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940;

     (c) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5 million;

     (d) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

     (e) Any natural person whose individual net worth, or joint net worth with that persons's spouse, at the time of his purchase exceeds $1 million;

     (f) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

     (g) Any trust, with total assets in excess of $5 million, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 5060,)(2)(ii); and

     (h) Any entity in which all of the equity owners are accredited investors.

Guidelines for Calculating Net Worth:

     Any valuation of a residence included in the calculation of net worth must be based on an appraisal obtained by the Investor in connection with obtaining a loan secured by such residence.

     Marketable securities owned by the Investor included in the calculation of net worth must be based on a recent market value, with appropriate discounts for lack of marketability if the securities represent greater than a 10% interest in the issuer, if the securities are "restricted shares" or subject to any contractual or other restriction, if the securities are thinly traded, or for other appropriate reasons.

     Any valuation of any other asset with a value in excess of $100,000 must be based on an independent valuation or appraisal.

Guidelines for Calculating Net Income:

     For the purposes of determining whether an Investor is an "accredited investor," net income must be calculated based on its adjusted gross income as reported to the Internal Revenue Service (for U.S. taxpayers) or other similar measure (for non_U.S. taxpayers).

Substantiation of Net Worth and Net Income:

     The Company is relying on the accuracy of each Investor's representations and warranties with respect to its status as an accredited investor. The Company is aware that personal financial matters are private and confidential, and will endeavor to maintain all information contained in the subscription agreement or otherwise obtained confidential. In case of any question, however, the Company may request substantiation of the Investor's status by discussing the issue with the Investor's banker, attorney, accountant, or investment advisor. If questions develop, the Company will contact the Investor before seeking any independent confirmation.


                                     ii